BioEthics, Ltd.

                             October 20, 2006


Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-3561

   Re: BioEthics, Ltd. (the "Company")
       Form 10-KSB/A, for year ended December 31, 2005
          Filed: July 13, 2006
          File No.: 033-55254-41

Dear Ms. Jenkins:

     This letter is submitted on behalf of the Company in response to the comments of the staff of the Securities and Exchange Commission (the "Commission") with respect to the Company's annual report on Form 10-KSB (the "Annual Report"). The following sets forth the staff's comment as reflected in the staff's letter dated September 20, 2006, and the corresponding response of the Company to that comment.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005


Report of Independent Registered Public Accounting Firm

   1. We note the revised report of Pritchett, Siler & Hardy, P.C. no longer makes reference to another auditor for the period from inception through December 31, 1997. Please tell us the date you completed your audit of the period from inception through December 31, 1997. If you completed your audit for this period after the date of your current audit report, March 8, 2006, you are required to redate your audit report. Refer to AU Section 530.

         We have inquired of Pritchett, Siler & Hardy, P.C. and they inform us that they completed their auditing procedures on or before March 8, 2006 and that there is no need for them to re-issue or to re-date their auditors report. They also indicated that they considered AU Section 530 that you referred to. Accordingly, we do not believe that any further amendment to our Form 10-KSB is needed and we are not filing any amendment as a result of this inquiry.



     Thank you for your assistance in this matter.

                              Very truly yours,

                              BioEthics, Ltd.

                              /s/ Mark Cowan

                              Mark Cowan